November 22, 2019

By Electronic Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Paul Fischer

Re:                             Voyager Therapeutics, Inc.
Registration Statement on Form S-3
Filed November 6, 2019
File No. 333-234527

Ladies and Gentlemen:

On behalf of Voyager Therapeutics, Inc. (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 19, 2019, relating to the above referenced Registration Statement on Form S-3 filed on November 6, 2019 (the “S-3 Registration Statement”).

Set forth below is the single Staff comment to the S-3 Registration Statement and the Company’s response to this comment.  The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

Registration Statement on Form S-3, filed on November 6, 2019

Exclusive Forum Selection, page 25

1.                                      We note that your exclusive forum selection identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company Response

To inform investors regarding the effect of the applicability of the Company’s exclusive forum provisions, in the Company’s future quarterly and annual reports, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, the Company will revise its existing risk factor disclosure on this topic as follows (with revisions emphasized below by italicized and underlined text):

“Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated certificate of incorporation. This choice of forum provision is inapplicable to actions arising under the Securities Exchange Act of 1934, as amended, and we likewise do not intend to apply this choice of forum provision to actions arising under the Securities Act of 1933, as amended.

This choice of forum provision may limit a stockholder’s ability to bring a claim that is not arising under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, in a judicial forum that he, she or it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs and business interruption that could have a material adverse effect on our business, financial condition or results of operations.”

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at brian.johnson@wilmerhale.com.  Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:	Andre Turenne, Voyager Therapeutics, Inc.
Robert W. Hesslein, Voyager Therapeutics, Inc.
Allison Dorval, Voyager Therapeutics, Inc.